As filed with the Securities and Exchange Commission on January 28, 2015

Registration No. 333-201237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENTELLUS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	20-4627978
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

(763) 463-1595

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian E. Farley

Chief Executive Officer

Entellus Medical, Inc.

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

(763) 463-1595

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Danielle Carbone, Esq. Ilir Mujalovic, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Fax: (646) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to Form S-1 Registration Statement (Registration No. 333-201237) of Entellus Medical, Inc. is being filed solely to include updated exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$9,939
FINRA filing fee	13,330
The Nasdaq Global Market Listing fee	125,000
Printing and engraving expenses	225,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	450,000
Blue Sky, qualification fees and expenses	35,000
Transfer Agent fees and expenses	3,500
Miscellaneous expenses	138,231

Total	$2,500,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made sales of the following unregistered securities:

(a) Issuance of Securities.

1.	In August 2011, we issued an aggregate of 12,759,008 shares of our Series E convertible preferred stock to investors at a price per share of $1.96 for aggregate gross consideration of approximately $25.0 million. These shares will automatically convert into 3,189,752 shares of our common stock immediately prior to the closing of this offering.

2.	In October 2012, we issued an aggregate of 5,103,603 shares of our Series E convertible preferred stock to investors at a price per share of $1.96 for aggregate gross consideration of approximately $10.0 million. These shares will automatically convert into 1,275,900 shares of our common stock immediately prior to the closing of this offering.

3.	In October 2012, as consideration for entering into and borrowing funds under our credit facility, we issued warrants to a lender exercisable for up to 151,194 shares of our convertible preferred stock, at an exercise price of $1.96 per share. Immediately prior to the closing of this offering, these warrants will become exercisable for up to 37,798 shares of our common stock, at an exercise price of $7.84 per share.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (3) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Stock Option Grants. From January 1, 2011 through January 26, 2015, we granted stock options to purchase an aggregate of 2,489,154 shares of our common stock at a weighted-average exercise price of $6.35 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 1,422,559 shares of common stock have been exercised through January 26, 2015 for aggregate consideration of $1,727,595, at a weighted-average exercise price of $1.21 per share.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Plymouth, Minnesota, on January 28, 2015.

Entellus Medical, Inc.

Date: January 28, 2015	By:	/s/ Brian E. Farley
	Name:	Brian E. Farley
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Brian E. Farley Brian E. Farley	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 28, 2015

/s/ Thomas E. Griffin Thomas E. Griffin	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	January 28, 2015

* Joshua Baltzell	Director	January 28, 2015

* Shawn McCormick	Director	January 28, 2015

* David Milne	Director	January 28, 2015

* Guido Neels	Director	January 28, 2015

* By:	/s/ Brian E. Farley
Brian E. Farley
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement (including form of lock-up agreement)

3.1	Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc.

3.2	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated May 6, 2014

3.3**	Certificate of Amendment No. 2 to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated December 23, 2014

3.4**	Form of Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., to become effective upon closing of this offering

3.5	Amended and Restated Bylaws of Entellus Medical, Inc., dated November 12, 2009

3.6**	Form of Amended and Restated Bylaws of Entellus Medical, Inc., to become effective upon closing of this offering

3.7**	Certificate of Amendment No. 3 to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated January 12, 2015

4.1**	Form of Common Stock Certificate of Entellus Medical, Inc.

4.2	Fifth Amended and Restated Voting Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. and such other persons and entities owning capital stock of Entellus Medical, Inc. who are signatories or subsequently become signatories

4.3	Fifth Amended and Restated Investor Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. the parties set forth therein and such other investors as may from time to time become a party thereto

4.4	Fifth Amended and Restated Registration Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., the parties set forth therein and such other parties as may from time to time become a party thereto

4.5	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., those stockholders identified therein and certain other holders of the Company’s capital stock named therein

4.6	Warrant to Purchase Stock, dated October 18, 2012, issued by Entellus Medical, Inc. in favor of Oxford Finance LLC for 70,557 shares of Series E Preferred Stock

4.7	Warrant to Purchase Stock, dated October 18, 2012, issued by Entellus Medical, Inc. in favor of Oxford Finance LLC for 80,637 shares of Series E Preferred Stock

5.1**	Opinion of Latham & Watkins LLP

10.1#	Entellus Medical, Inc. 2006 Stock Incentive Plan (as amended and restated November 12, 2009)

10.1(a)#**	Third Amendment to Entellus Medical, Inc. 2006 Stock Incentive Plan

10.1(b)#**	Fourth Amendment to Entellus Medical, Inc 2006 Stock Incentive Plan

10.2#	Form of Incentive Stock Option Agreement pursuant to 2006 Stock Incentive Plan

10.3#	Form of Non-Statutory Stock Option Agreement pursuant to 2006 Stock Incentive Plan

10.4#**	Entellus Medical, Inc. 2015 Incentive Award Plan

10.4(a)#**	Form of Entellus Medical, Inc. 2015 Incentive Award Plan Stock Option Agreement

10.4(b)#**	Form of Entellus Medical, Inc. 2015 Incentive Award Plan Restricted Stock Unit Award Grant Notice and Award Agreement

10.5#**	Entellus Medical, Inc. 2015 Employee Stock Purchase Plan

10.6**	Form of Indemnification Agreement between Entellus Medical, Inc. and its directors and officers

10.7†**	Confidential Settlement Agreement and Non-Exclusive Patent License Agreement, dated February 17, 2011, by and between Acclarent, Inc. and Entellus Medical, Inc.

10.8†	Amendment No. 1 to the Confidential Settlement and Non-Exclusive Patent License Agreement, dated October 5, 2012, by and between Acclarent, Inc. and Entellus Medical, Inc.

10.9	Amended and Restated Loan and Security Agreement, dated December 20, 2013, among Oxford Finance LLC, the lenders listed therein and Entellus Medical, Inc.

10.9(a)	First Amendment to Amended and Restated Loan and Security Agreement, dated October 31, 2014, by and among Oxford Finance LLC, the lenders listed therein and Entellus Medical, Inc.

10.10#**	Severance Agreement, effective January 1, 2015, between Entellus Medical, Inc. and Brian E. Farley

10.11#**	Change in Control Severance Agreement, dated November 24, 2014, between Entellus Medical, Inc. and Robert S. White

10.12#**	Severance Agreement, effective January 1, 2015, between Entellus Medical, Inc. and James Surek

10.13#**	Non-Employee Director Compensation Program

10.14#**	Letter Agreement, dated November 16, 2012, by and between Entellus Medical, Inc. and Thomas V. Ressemann

10.15#**	Assignment of Letter Agreement, dated November 26, 2012, by and among Entellus Medical, Inc., Thomas V. Ressemann and Ressemann and Associates, LLC

10.16#**	Employment Agreement, dated November 18, 2014, by and between Entellus Medical, Inc. and Robert S. White.

23.1**	Consent of Grant Thornton LLP

23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of the initial filing of the Registration Statement)

**	Previously filed.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.